Exhibit 99.148

DeFi Technologies’ Subsidiary Stillman Digital Strengthens Institutional Access to its Deep OTC Liquidity Through Talos Integration and Strategic Trading Leadership Appointment

●	Stillman Digital Integrates with Talos: Stillman Digital announces its integration with Talos, offering institutional clients direct access to its regulated, deep OTC liquidity, providing them with enhanced trading capabilities and tighter execution spreads.

●	Strengthening Institutional Partnerships: The inclusion in the Talos Provider Network solidifies Stillman Digital’s role as a trusted, regulated liquidity provider for global institutions. This partnership also strengthens DeFi Technologies’ leadership position within the growing digital asset ecosystem, expanding its reach to Talos’s extensive institutional client base.

●	Gary Pike Joins to Lead Institutional Growth: Veteran trader Gary Pike, who has served as Head of Trading for the Americas at B2C2 and Senior Trader at BlockTower Capital, joins Stillman Digital as Head of Trading. Gary’s deep institutional trading expertise will support Stillman Digital’s strategic expansion into institutional-scale trade execution and further enhance its trading capabilities.

TORONTO, April 28, 2025 -DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA DEFI) (GR: R9B)(OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), along with its subsidiary Stillman Digital, a leading technology and digital asset liquidity provider, today announced its official integration with Talos, the premier institutional technology provider for digital assets.

Through this collaboration, Talos users can now directly access Stillman Digital’s regulated liquidity, benefiting from tailored liquidity solutions, high-speed execution, and consistently tight spreads. This integration is expected to increase Stillman Digital’s trading volumes by connecting to Talos’s global institutional user base, positioning the company for accelerated revenue growth.

Since its inception, Talos has facilitated nearly half a trillion dollars in digital asset trading volume, serving as a critical gateway for institutional market participants. The addition of Stillman Digital to the Talos Provider Network further enhances the depth and diversity of liquidity available to Talos clients, while broadening Stillman Digital’s reach to a global base of top-tier institutional investors.

“Partnering with Talos marks a significant step forward in Stillman Digital’s mission to deliver best-in-class liquidity solutions to the world’s leading trading firms,” said Jack West, Co-Founder and Chief Operating Officer of Stillman Digital. “We are excited to offer Talos users direct access to our tailored liquidity services, helping them achieve superior execution quality in a secure, regulated environment.”

As part of its ongoing expansion, Stillman Digital has appointed Gary Pike as Head of Trading. Gary brings a unique combination of institutional trading experience and technical expertise, having previously served as Head of Trading for the Americas at B2C2—overseeing up to $5 billion in daily crypto volume at its peak—as well as holding senior roles at BlockTower Capital and FBG Capital. A former Division 1 football athlete at the University of Nebraska, Gary holds a degree in particle physics and has extensive trading experience, including leading a $100 million proprietary book at Ronin. His leadership will further strengthen both DeFi Technologies’ and Stillman Digital’s trading capabilities as they scale their institutional liquidity offerings through Talos and beyond.

As the regulatory landscape for digital assets matures, institutions are increasingly prioritizing compliance, transparency, and execution quality. The integration of Stillman Digital’s regulated liquidity solutions into the Talos platform offers institutional clients direct access to high-performance trading and settlement capabilities. By leveraging Talos’s aggregation technology, users can tap into Stillman’s customized liquidity streams to support complex trading strategies and achieve better execution outcomes in an increasingly sophisticated market environment.

As a wholly owned subsidiary of DeFi Technologies, Stillman Digital offers a comprehensive range of execution services, including electronic trading, OTC block trading, market making, and on/off-ramp infrastructure. With a focus on regulatory compliance and operational excellence, Stillman Digital supports a wide range of institutional counterparties seeking customized liquidity strategies across digital asset markets.

The Talos Provider Network connects over 80 of the world’s top exchanges, OTC desks, prime brokers, custodians, and settlement providers through a single platform, enabling institutions to seamlessly manage their full trading lifecycle.

About Talos

Talos provides institutional-grade technology that powers the full digital asset investment lifecycle, including liquidity sourcing, trading, settlement, and portfolio management. The Talos platform connects institutions with a broad range of liquidity providers, custodians, and service providers through a single interface. For more information, visit www.talos.com.

About Stillman Digital

Stillman Digital is a global technology and digital asset liquidity provider with headquarters in the United States, Canada, and Bermuda. The company delivers liquidity expertise, settlement infrastructure, and trading technology to enable institutional counterparties to participate in digital asset markets in a secure and compliant manner. For more information, visit www.stillmandigital.com.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding the business and growth opportunities of Stillman Digital; the integration of Stillman Digital with Talos; the regulatory environment with respect to the growth and adoption of decentralized finance and digital assets; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681